Exhibit 99.2

NOVAGOLD RESOURCES INC.
(the “Corporation”)
Annual General and Special Meeting of Shareholders
May 29, 2013

REPORT OF VOTING RESULTS
Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

Common Shares represented at the Meeting:	254,847,669
Total issued and outstanding Common Shares as at record date:	316,644,652
Percentage of issued and outstanding Common Shares represented:	80.48%

General Business

1.	The following nominees were elected as directors to serve until the close of the next annual general meeting or until their successors are duly elected or appointed:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Sharon E. Dowdall	190,333,129	96.31%	7,285,132	3.69%
Marc Faber	178,757,668	90.46%	18,860,593	9.54%
Dr. Thomas S. Kaplan	188,345,015	95.31%	9,273,246	4.69%
Gregory A. Lang	190,368,576	96.33%	7,249,685	3.67%
Gillyeard J. Leathley	186,940,209	94.60%	10,678,052	5.40%
Igor Levental	188,356,274	95.31%	9,261,987	4.69%
Kalidas V. Madhavpeddi	187,773,072	95.02%	9,845,189	4.98%
Gerald J. McConnell	178,031,006	90.09%	19,587,255	9.91%
Clynton R. Nauman	195,655,528	99.01%	1,962,733	0.99%
Rick Van Nieuwenhuyse	183,510,821	92.86%	14,107,440	7.14%
Anthony P. Walsh	187,619,163	94.94%	9,999,098	5.06%

2.
PricewaterhouseCoopers LLP, Chartered Accountants, were appointed as auditors of the Corporation until the close of the next annual general meeting of shareholders and the directors were authorized to determine their remuneration.

Special Business

3.
The shareholders approved the motion to authorize the Corporation to enter into an amending agreement to amend the escrow release terms under the escrow agreement dated May 22, 1987 among the founders of the Company, the Toronto Stock Exchange (“TSX”) and The Canada Trust Company to reflect the escrow release terms set forth in National Policy 46-201 Escrow for Initial Public Offerings.

For the Motion:	196,239,337 (99.31%)
Against the Motion:	1,356,517 (0.69%)
Total Shares Voted:	197,595,854 (62.40% of the issued and outstanding common shares)

4.
The shareholders approved the special resolution with respect to the continuance (the “Continuance”) of the Company under the Business Corporations Act (British Columbia) (the “BCBCA”) from under the Companies Act (Nova Scotia) and the adoption of Articles compliant with the BCBCA upon the Continuance.

For the Motion:	196,722,336 (99.55%)
Against the Motion:	895,926 (0.45%)
Total Shares Voted:	197,618,262 (62.41% of the issued and outstanding common shares)

No other business was voted upon at the Meeting.

Dated:  June 3, 2013

NOVAGOLD RESOURCES INC.ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS HELD ON MAY 29, 2013FINAL SCRUTINEER’S REPORT1,355 SHARES
254,847,669 SHARES 254,849,024 SHARES
2     SHAREHOLDERS IN PERSON, REPRESENTING231 SHAREHOLDERS BY PROXY, REPRESENTING
233 TOTAL SHAREHOLDERS, HOLDING 316,647,59580.48%
TOTAL ISSUED AND OUTSTANDING AS AT RECORD DATE:
PERCENTAGE OF OUTSTANDING SHARES REPRESENTED AT THE MEETING:JUNE'GLOVER SCRUTINEER
The figures reported by Computershare in its capacity as Scrutineer represent our tabulation of proxies returned to us by registered shareholders (and voting instruction forms returned directly to us by non-objecting beneficial holders, if applicable) combined with unaudited reports, of beneficial hoider voting supplied by one or more third parties. As such we are only responsible for and warrant the accuracy of our own tabulation. Computershare is not responsible for and does not warrant the accuracy of the unaudited reports of beneficial holders supplied by third parties.If Computershare has mailed voting instruction forms directly to non-objecting beneficial holders on behalf of issuers, these have been distributed on the basis of electronic files received by Computershare from intermediaries or their agents. As Computershare has no direct access to intermediary records, Computershare is unable to reconcile the details of non-objecting beneficial ownership as provided to us with the details of intermediary positions within the records of the Canadian Depository for Securities. In some cases, insufficient shares may be held within intermediary positions at the Depository as at record date to support the shares represented by voting instruction forms received directly from non-objecting beneficial holders or returned to us by third parties. In these cases, overvoting rules are applied as directed by the Chair.In addition, acting on the instructions of the Chair of the meeting, we may have included in our report on attendance, the details of beneficial holders attending in person, whose ownership we cannot directly confirm or verify but which may be supported by documentation such as a voting instruction form supplied by a third part'/. In such cases, Computershare makes no warranty or representation as to the accuracy of the numbers included as a result of the instructions from the Chair, delivery of which to Computershare is hereby acknowledged by the recipient of this report, and assumes no liability or responsibility whatsoever for their inclusion in our report as Scrutineer,

JUNE GLOVER
SCRUTINEER
NOVAGOLD RESOURCES INC.
ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERSLD ON MAY 29,2013

	NUMBER OF SHARES		PERCENTAGE OF VOTES CAST

MOTIONS
WITHHELD/	ESC HOLDER NON VOTE	AGAINST	WITHHELD1
		ABSTAIN	ABSTAIN

SHARON E DOWDALL		190,333,129	0	7,285,132	1	0	#########	96.31%	0.00%	3.69%
---
--
DR MARC FADER	178,757,668	0	18,860,593	'	0	#########	90.46%	0.00%	9.54% !

DR THOMAS S KAPLAN

188,345,015 )

9,273,246	0	57,229,408	95.31%	'	#########	#########
--
0I ----
GREGORY A LANG	190,368,576	0;	7,249,685	0	'	#########	96.33%	0.00%	3.67%

GILLYEARD J LEATHLEY	186,940,209	0	10,678,052	:	0	#########	94.60%	0.00%	5.40%
1	IGOR LEVENTAL	188,356,274
I KALIDAS V MADHAVPEDDI	187,773,072	1
I
GERALD I MCCONNELL	178,031,006	0	19,587,255
u	CLYNTON R NAUMAN	1	1,962,733
1	RICK VAN NIEUWENHUYSE		183.510.821	0	14,107,440	0	57,229,408	92.86%	0 00%	7.14%

APPOINTMENT OF AUDITORS		252,770,956	2,076,713		0	99.19%	0.00%	81%

ESCROWED SHARES RELEASE RESOLUTION

CONTINUANCE RESOLUTION

TOTAL SHAREHOLDERS VOTED BY PROXY:	231
TOTAL SHARES ISSUED &OUTSTANDING:	316,647,595
,-
TOTAL SHARES VOTED:	254,847,669
.--

TOTAL % OF SHARES VOTED:	80.48%

REPORT ON PROXI